UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	000-22774
Russel Metals Inc.
(Exact name of registrant as specified in its charter)
1900 Minnesota Court, Suite 210 Mississauga, Ontario, L5N 3C9
(Address, including zip code, and telephone number, including area code, of registrant's of principal executive offices)
6.375% Senior Notes due March 1, 2014
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)		Rule 12h-6(d)
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	X	Rule 12h-6(i)
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1.    Exchange Act Reporting History

A. Russel Metals Inc. (the "Company") first incurred the duty to file reports under section 15(d) of the Exchange Act on May 20, 1999.

B. The Company has filed all reports required under Exchange Act section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report under section 13(a).

Item 2.    Recent United States Market Activity

The Company's securities were last sold in the United States in a registered offering under the Securities Act of 1933 on May 17, 2004.

Item 3.    Foreign Listing and Primary Trading Market

The class of securities that is the subject of this form is not listed on any exchange.

Item 4.    Comparative Trading Volume Data

This item is not applicable.

Item 5.    Alternative Record Holder Information

This item is not applicable.

Item 6.    Debt Securities

As of August 23, 2007, the number of record holders of the Company's debt securities on a worldwide basis was 170.

Item 7.    Notice Requirement

A. Pursuant to Rule 12h-6(h), the Company disclosed its intent to terminate its duty to file reports under section 15(d) of the Exchange Act on September 10, 2007.

B. The Company disseminated the notice in the United States by means of a press release published/transmitted via Marketwire.

Item 8.    Prior Form 15 Filers

This item is not applicable.

PART II

Item 9.    Rule 12g3-2(b) Exemption

This item is not applicable.

PART III

Item 10.  Exhibits

Exhibit A	Press Release pursuant to Rule 12h-6(h), dated September 10, 2007

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Russel Metals Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Russel Metals Inc. certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Russel Metals Inc.
(Registrant)
Date:	September 10, 2007	By:	/s/ Brian R. Hedges
Name: Brian R. Hedges Title: Executive Vice President and Chief Financial Officer

EXHIBIT A

NEWS

FOR IMMEDIATE RELEASE

RUSSEL METALS TO TERMINATE ITS REPORTING OBLIGATIONS UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

TORONTO, CANADA –September 10, 2007 -- Russel Metals Inc. (TSX: RUS) today announced that it intends to terminate its reporting obligations under section 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") with respect to its 6.375% Senior Notes due March 1, 2014.

Pursuant to the newly-adopted Rule 12h-6 under the Exchange Act, the Securities and Exchange Commission ("SEC") now permits a foreign private issuer to terminate its reporting obligations under Section 15(d) of the Exchange Act with respect to a class of securities. Russel Metals will today file a Form 15F with the SEC to terminate its reporting obligations with respect its 6.375% Senior Notes. The termination will become effective 90 days after the filing, unless the Form 15F is earlier withdrawn by the Company or denied by the SEC.

Russel Metals is one of the largest metals distribution companies in North America. It carries on business in three distribution segments: metals service centers, energy tubular products and steel distributors, under various names including Russel Metals, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Wirth Steel and York-Ennis.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
E-mail: info@russelmetals.com
Web site: www.russelmetals.com